PRIVILEGED AND CONFIDENTIAL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 2018

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On May 8, 2018, Dr. David Horn Solomon, resigned as Chief Executive Officer and as a member of the Board of Directors (“Board”) of Akari Therapeutics, Plc (the “Company”), effective immediately.

Dr. Horn Solomon’s resignation follows the results of an investigation conducted, with the assistance of an independent law firm, which revealed that Dr. Horn Solomon incurred personal charges on the Company’s corporate credit cards in violation of Company policy. The Company does not consider the amounts charged to be material to the Company’s operations.

Also effective on May 8, 2018, the Board appointed Clive Richardson to serve as the Company’s interim CEO. Mr. Richardson has served on the Company’s Board and as the Company’s COO for over two years. The Company is actively seeking a full-time CEO.

The information contained in this report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: May 11, 2018